Exhibit 99.1

Lianhe Sowell International Group Ltd. Signs Supply Agreement for AI-Powered Automotive Painting Robots in Southeast Asia

SHENZHEN, CHINA, June 8, 2026 (GLOBE NEWSWIRE) -- Lianhe Sowell International Group Ltd (Nasdaq: LHSW) (the “Company), a provider of industrial machine vision products and solutions in China, today announced that it has signed a painting robot product supply agreement with a Thailand general distributor of automotive brands.

Under the agreement, the Company will deliver an initial batch of ten AI-powered automotive painting robots. The robots will be deployed primarily in Thailand and across the ASEAN region to support automotive maintenance, repair, and refinishing services in the aftermarket sector.

The partnership marks an important step in the Company’s expansion into the Southeast Asian intelligent painting market. By leveraging advanced robotics and artificial intelligence technologies, the Company aims to enhance painting quality, improve operational efficiency, and deliver more consistent service for automotive aftermarket providers across the region. The Company’s AI-powered painting robots are also designed to reduce workers’ exposure to paint mist and other airborne substances generated during the painting process. Increased automation can help improve workplace safety and reduce occupational health risks for technicians working in automotive refinishing operations. The agreement represents an important milestone in the Company’s expansion into Southeast Asia and establishes a solid foundation for future growth in the region’s intelligent painting market, where demand for intelligent automation solutions in automotive maintenance, repair, and refinishing services continues to grow.

“We are excited to enter the Thailand and ASEAN markets through this partnership,” said Mr. Yue Zhu, Chief Executive Officer and Director of the Company. “This initial deployment demonstrates growing market recognition of our intelligent painting solutions and represents an important milestone in our international expansion strategy. Southeast Asia offers significant long-term growth potential. As industries such as automotive and home appliances continue to expand across the region, demand for intelligent painting robots is increasing rapidly. To capture this opportunity, we plan to establish localized service centers in key Southeast Asian markets, including Thailand and Vietnam, to better support regional customers and further expand our business footprint. We believe these efforts will strengthen the Company’s brand presence in overseas markets and accelerate the adoption of AI-powered robotic solutions across the region. Based on our Southeast Asia growth strategy, we currently expect deliveries of more painting robots in the region by the end of 2026, further reinforcing our position in the Southeast Asian intelligent painting equipment market.”

About Lianhe Sowell International Group Ltd

Lianhe Sowell International Group Ltd (Nasdaq: LHSW) provides industrial vision and industrial robotics solutions. With expertise in the field of machine vision and intelligent equipment, the Company specializes in smart transportation, industrial automation, artificial intelligence, and machine vision. Committed to offering comprehensive intelligent solutions to customers worldwide, the Company continuously advances the intelligent transformation of various industries through technological innovation. For more information, please visit: https://sowellai.com/.

Forward-Looking Statement

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate,” “plan” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and other risk factors discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Lianhe Sowell International Group Ltd
Email: ir@cnsoftweIl.com

WFS Investor Relations Inc.
Email: services@wfsir.com
Phone: +1 628 283 9214